Exhibit 99.8

SECTION 906 CERTIFICATION

CERTIFICATION

(pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 of Hydrogenics Corporation (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”) and pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Gary Brandt, Chief Financial Officer of the Company, certify, that:

(1)                                  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Gary Brandt

Name: Gary Brandt

Title: Chief Financial Officer

Date: March 31, 2005

A signed original of this written statement required by Section 906 has been provided to Hydrogenics Corporation and will be retained by Hydrogenics Corporation and furnished to the Securities and Exchange Commission or its staff upon request.